

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

MNB Technologies, Inc.
(Exact name of issuer as specified in its charter)

Indiana
(State of Incorporation)

1194 E. Winners Cir, Bloomington, IN 47401 USA, 01-812-671-9710
(Address and telephone number of issuers principal executive office)

Nicola V. Granny, 1194 E. Winners Cir, Bloomington, IN 47401 USA, 01-812-671-9711
(Name, address, and telephone number of agent for service)

541512	**20-0860069**
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bloomington, State of Indiana, on Aug 24, 2011.

(Issuer)

MNB Technologies, Inc.

By (Signature and Title)

Nicola V. Granny, CEO & Chairman

Martina M. Barnas, VP, Secretary & Director